1650 TYSONS BOULEVARD SUITE 300 MCLEAN, VIRGINIA 22102 TELEPHONE: 703.760.7700 FACSIMILE: 703.760.7777 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

denver, northern virginia,
orange county, sacramento,
walnut creek, century city

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
January 19, 2007
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549
Re:	Sourcefire, Inc. Registration Statement on Form S-1 filed October 25, 2006, as amended on December 12, 2006 and December 22, 2006 File No. 333-138199
Dear Ms. Jacobs:
     We enclose herewith, on behalf of Sourcefire, Inc. (the “Company” or “Sourcefire”), clean and marked copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”), together with responses to the comments raised by the Staff in its comment letter dated January 10, 2007. Amendment No. 3 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 3.
Amendment No. 1 to Registration Statement on Form S-1
1.	We note you filed on December 22, 2006 certain agreements as exhibits to your registration statement that are subject to requests for confidential treatment. Please note that such confidential treatment requests must be resolved prior to the effectiveness of your registration statement.

The Company acknowledges that its confidential treatment requests must be resolved prior to the effectiveness of the Registration Statement.

2.	Please provide executive compensation disclosure pursuant to our revised regulations. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

The Company will provide executive compensation disclosure pursuant to the revised regulations in a subsequent amendment to the Registration Statement.
Prospectus Summary, page 1
3.	We note your response to comment 5 of our letter dated November 22, 2006. Please advise us of the nominal expense you refer to in your response. In addition, please provide consents of IDC and Gartner pursuant to Rule 436 under the Securities Act and Item 601(b)(23) of Regulation S-K. Alternatively, eliminate the references to the authorities you cite and indicate that the market data you summarize in the prospectus represent the views of Sourcefire.

The source documents that the Company described as being available at a nominal expense in the Company’s December 12, 2006 response to comment 5 of the Staff’s letter dated November 22, 2006 are publicly available at no cost.

The Company does not believe that consents of IDC and Gartner are required to be included in the Registration Statement pursuant to Rule 436 under the Securities Act and Item 601(b)(23) of Regulation S-K because it is the Company’s position that IDC and Gartner are not “experts”. The Company cites IDC simply as a third party data source which gathers objective statistical market data and presents it without providing an opinion as to how the data should be analyzed. Similarly, Gartner provides an objective framework of criteria for evaluating technology companies. As neither IDC nor Gartner are cited as experts, consequently no “portion of the report or opinion of an expert...is quoted or summarized as such in the registration statement,” and no consent is required under Rule 436(a).
Special Note Regarding Forward-looking Statements, page 23
4.	Please advise us of your reference to Datamonitor for statistical data in your prospectus. Datamonitor does not appear to be represented in the supplemental materials you have provided in support of certain information in your prospectus.

The Company has not relied on data provided by Datamonitor in any of the disclosures in the Registration Statement. Accordingly, the reference to Datamonitor on page 25 of the Registration Statement has been removed from Amendment No. 3.
Risk Factors
We rely on software licensed from other parties.., page 17

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

5.	Please discuss the material terms of your agreements and how such agreements are material to your business.

The Company has revised the disclosure on pages 17 and 18 of Amendment No. 3 to respond to the Staff’s request.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Revenue, pages 40
6.	We note your response to comments 23, 25 and 67 of our letter dated November 22, 2006. We note the separate disclosure of RNA sales on page 17, the pricing disclosure on page 56 which would indicate that each of your products is sold separately and we also note that each of your products can operate and perform independent functions. It would appear that your disclosure within management’s discussion and analysis should be expanded to discuss and disclose the revenues recognized on each of your products sold. Further, it would also appear that the disclosure required by paragraphs 37, 101 and 103 of SFAS 131 as they relate to these three identified products should be provided as well.

The Company has considered the provisions of paragraphs 37, 101 and 103 of SFAS 131 to disclose separately revenue for each product and service. In the Company’s statement of operations, it discloses the following two categories of revenues: (i) products; and (ii) technical support and professional services. Although the Company has different products as noted in the Registration Statement, they all perform a similar function of providing network security and the Company views all of its products as being in one group of similar products, as provided under SFAS 131. Accordingly, the Company does not believe its products currently meet the criteria for further disclosure under SFAS 131.

With respect to technical support and professional services, for the periods presented, the Company’s technical support services accounted for a substantial majority of total technical support and professional services revenue. Accordingly, the Company does not believe its services currently meet the criteria for further disclosure under SFAS 131.
Description of Capital Stock, page 80
7.	We note your response to comment 43 of our letter dated November 22, 2006 and will review your future response once the offering range has been

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

established. Regarding each of the different series of preferred stock, address whether or not you previously recorded a beneficial conversion feature upon initial issuance of the preferred stock and explain the related accounting treatment.

Because of rapidly changing and unpredictable conditions in the expected market for the Company’s stock, the underwriters have advised the Company not to set forth an estimated offering range in Amendment No. 3. The estimated offering range will be included in a subsequent amendment to the Registration Statement that is filed closer to the time that the offering will be marketed. For the purpose of responding to comment 7, however, the underwriters have confidentially advised the Company that, based on current market conditions, they presently expect the estimated offering range to be between $7.00 and $9.00 per share. The Company advises the Staff that when the estimated offering price has been determined with more precision, it will consider the impact on its current disclosures related to the automatic conversion of its preferred securities into shares of common stock. Based on the estimated offering range, the automatic conversion feature of the Company’s preferred securities contained in the Company’s certificate of incorporation will likely not be triggered. However, the Company has obtained the written consent of the holders of the requisite number of shares of each class of the Company’s preferred securities to cause automatic conversion of all series of preferred stock upon consummation of this offering notwithstanding the offering price.

The Company further advises the Staff that no beneficial conversion feature was required to be recorded upon the initial issuance of any series of preferred stock.
Underwriters, page 86
8.	Your revised disclosure in response to comment 44 of our letter dated November 22, 2006 does not appear to conform to your response to our comment. Your revised disclosure states that the over-allotment option will be apportioned only among your selling stockholders. Your response as well as disclosure elsewhere indicates that the over-allotment option is being granted by you as well as the selling stockholders. Please reconcile.

The over-allotment option will be apportioned among the Company and the selling stockholders pro-rata in accordance with the number of shares initially sold by the Company and the selling stockholders. Accordingly, the disclosure on page 87 of Amendment No. 3 has been clarified to reflect this fact.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-5

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

9.	We note your response to comment 45 of our letter dated November 22, 2006. Tell us how you have accounted for both the depreciation and or amortization of the embedded software and software license costs and the costs incurred to provide the updated VRT-certified Rules. Address where these costs have been reflected within the statements of operations.

The Company advises the Staff that it does not currently have any capitalized costs related to software embedded on the hardware that is being leased to customers. Accordingly, the Company does not record any related depreciation or amortization expense for embedded software. As noted in the Company’s response to comment 45 from the Staff’s letter dated November 22, 2006, the depreciation of the hardware containing embedded software that is leased to customers is included in cost of revenues.

With respect to the costs incurred to provide the updated VRT-Certified Rules, the Company advises the Staff that the majority of the costs incurred are payroll and payroll-related costs related to the Company’s employees in its VRT Team. These costs have been classified as research and development costs in the Company’s statement of operations consistent with other costs incurred for the development of when-and-if-available updates to its existing products, as none of these costs have historically met the capitalization criteria set forth in FASB Statement No. 86.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11
10.	We note your response to comment 50 of our letter dated November 22, 2006. We note the VRT-certified Rules and updates to be critical to the performance of your security solution. You have indicated that you do not charge for these rules separately but that they are included as part of the overall PCS arrangement. Your disclosure indicates that these rules are updated two to three times a month and are of significant importance to the overall operability of the security solution. Explain further the nature and functions of the updates you commit to providing. Describe their features and functionality and tell us why these do not constitute improvements to your products intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. Tell us how your rules and updates do or do not conform to the definition of upgrades in paragraph 149 of SOP 97-2.

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

The Company advises the Staff that its Intrusion Sensor products are delivered to its customers with an initial set of current VRT Certified Rules and no Rule updates are necessary for the Intrusion Sensor products to continue to function in the future. Correspondingly, the Intrusion Senor products are fully functional at initial delivery. The Company’s customers can elect to receive future released VRT Certified Rules by enrolling in the Company’s Support Plan. The Company’s “Support Plan Terms and Conditions” states that “Sourcefire shall make available to you any enhancements to the current version of the Software that Sourcefire generally releases or generally makes available at no additional cost to Sourcefire’s other customers subscribing to the same Support Plan Level. An Update is any new version of the Software denoted by a change in any digit to the right of the decimal point in the version number (e.g., 1.0 to 1.1). You are responsible for acquiring, at your own cost, any updated or additional hardware, firmware and software necessary to implement or use any Update, including any required to retrofit or upgrade the Hardware.”

Sourcefire’s Intrusion Sensor products utilize a rules-based decision engine that can be configured by its customers for maximum effectiveness. These Intrusion Sensor products examine packets of data on a network at both the IP and the application layers and compare those observed packets to the VRT Certified Rules installed on the Intrusion Sensor. As already disclosed in the Company’s Registration Statement, the VRT Certified Rules are nothing more than sets of network traffic characteristics that are indicative of malicious or unauthorized network traffic. The Intrusion Sensor then compares the observed packets on the network to the set of VRT Certified Rules and looks for matches. Once a match is detected, the Intrusion Sensor can alert the customer of a possible attack or vulnerability. As new potential vulnerabilities and/or malware are discovered by the Company’s VRT Team, either through its own research or communicated through the user community, the Company develops new VRT Certified Rules and distributes them to customers that have purchased PCS services. However, the Company advises the Staff that it does not commit to providing any specific Rules or other updates to its software, other than updates and new Rules that are developed in the normal course of business and provided on a “when-and-if-available” basis. Because the new Rules and other updates are all “unspecified” and only offered on a “when-and-if-available” basis, they are considered postcontract customer support in accordance with paragraph 149 of SOP 97-2. The Company does not believe that the new Rules constitute improvements to its products intended to extend the life or improve significantly the marketability of the original product as they are not necessary for the continued functionality of the products and they are not necessary for the products to continue to function in the future.

Additionally, customers can and do write their own Rules that address specific issues related to their network environment and customers can and do obtain Rules from other third party sources such as www.bleedingsnort.com.

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

The Company has amended the disclosure regarding VRT Certified Rules on page 59 of Amendment No. 3.

11.	Your granting to customers the right to receive the VRT-certified Rules and updates under your PCS arrangements could be considered specified upgrade rights that should be accounted for as separate elements of your arrangements since an upgrade right is defined in paragraph 149 of SOP 97-2 as the right to receive one or more specific upgrades/enhancements that are to be sold separately. We note that the VRT-certified Rules and updates are also separately sold since we note in your response that a non-PCS subscriber can enter into a subscription arrangement with you to receive these rule updates. Please provide us with additional persuasive evidence to support your position that the rules are not specified upgrades. If they are in fact unspecified upgrades tell us how you have considered accounting for them under the subscription accounting model addressed within paragraphs 48-49 of SOP 97-2.

The Company advises the Staff that, as noted in its response to comment 10 above, the VRT-Certified Rules and updates that are released from time-to-time are based on continual research and development activities and the identification of new vulnerabilities and/or malware that were not known at the time of the original license of the software. The Company believes that these releases meet the definition of PCS contained in paragraph 52 of FASB Statement No. 86 as they represent “activities undertaken after the product is available for general release to customers to correct errors or keep the product updated with current information. Those activities include routine changes and additions.” The Company does not believe that the offering of the VRT-Certified Rules as a separate subscription results in the conclusion that it represents a specified upgrade right, but rather a component of PCS that is offered separately for sale. Regardless of whether the Rules are purchased by a customer through PCS or through a separate subscription to the Rules, the Rules are still only released on a “when-and-if-available” basis and there is no assurance made that any new Rules will be released at any time.

The Company further advises the Staff that the VRT-Certified Rules and other updates do not represent new software products but rather updates to existing software products. Accordingly, they are specifically excluded from the provisions of paragraphs 48 and 49 of SOP 97-2. Also as noted in our response to comment 10, customers can and do write their own Rules that address specific issues related to their network environment and customers can and do obtain Rules from other third party sources such as www.bleedingsnort.com.

12.	We note your response to comment 56 of our letter dated November 22, 2006. We note you offer discounts based on transaction size, volume or the type of

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

program, level of support and parties involved. Please tell us whether the discounts are other than significant and explain the specific terms of these discounts. Please tell us how you have considered the guidance within the AICPA Revenue Recognition TPAs 5100.50 and 5100.51 and the impact of this guidance when you apply the residual method in accounting for each of your arrangements.

The Company advises the Staff that the discounts described in its response to comment 56 of the November 22, 2006 letter are all list price discounts offered to customers that are negotiated on a transaction-by-transaction basis for the purchase of the Company’s products and software. The Company does not provide to its customers the right to discounts on a customer’s future purchase of other products that are not part of a current arrangement. Therefore, the Company does not believe that the provisions TPAs 5100.50 and 5100.51 apply.
Reclassification, page F-16
13.	We note your response to comment 59 of our letter dated November 22, 2006. Explain to us in greater detail the nature and use of the “evaluation units.” Explain to us the reasons you previously accounted for the sale of these units as a sales and marketing expense as opposed to a cost of sale. Clarify the dollar amount of revenues recognized from the sale of these “evaluation units” during the periods in question. Further, tell us why you believe the reclassification does not represent a correction of an error in the historical financial statements.

The Company advises the Staff that evaluation units are carried as inventory on the balance sheet. This evaluation product inventory represents Sourcefire 3D products that potential customers are permitted to use for a limited period of time (typically 15 to 60 days). During this period, the customer typically evaluates the Company’s product by comparing it to a competitor’s product in a test environment, running benchmark tests and procedures to determine the operating capacity and administrative requirements, or running it in a live environment to assess its capability.

Prior to 2006, the Company had a policy that evaluation units were not generally available for resale, unless specifically requested by a customer. Typically when an evaluation was completed with successful results, the customer placed an order for new 3D product and the evaluation units were returned to the Company, reconfigured and made available for the next evaluation. Since the process of conducting an evaluation is principally a selling activity managed by the Company’s sales department, the Company recorded the periodic adjustment to the carrying value of evaluation inventory resulting from its use as an evaluation unit and as a component

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

of sales and marketing expenses. The Company believed that this treatment was appropriate based on the underlying usage of the evaluation units and the resulting decline in value. However, in the event that the evaluation unit was sold, the remaining carrying value was charged to cost of goods sold.

During late 2005 and early 2006, exceptions to the not-available-for-resale policy became more frequent as customers became more insistent on keeping the evaluation units and supplementing them with new 3D products. Additionally, the Company attributed the increase in customer requests to the release of the enterprise class products in mid-2005. These products carry a much higher price tag and some customers were looking at alternatives to reduce their overall cost of acquiring the 3D products. The Company determined to formally adopt a policy that its evaluation unit products would be available for resale and began more aggressively marketing them as such. Based on this change in practice, the Company believes that the provisions of Chapter 4 of ARB 43 currently apply as these evaluation units are viewed as inventory that is available for sale.

The amounts included in the historical statements of operations related to the evaluation units are as follows:

		Sales and	Cost of
Period	Revenue	marketing	sales
Year ended December 31, 2003	$26,000	$117,000	$11,000
Year ended December 31, 2004	$498,000	$214,000	$83,000
Year ended December 31, 2005	$422,000	$375,000	$56,000
Nine months ended September 30, 2006	$397,000	-0-	$192,000

The amounts previously recorded as sales and marketing expenses in 2003, 2004 and 2005 have now all been consistently classified as cost of product sales which is consistent with the treatment for the nine months ending September 30, 2006. The amount previously charged to sales and marketing expense represents 3.9%, 4.0%, and 4.6% of cost of sales in 2003, 2004 and 2005, respectively, and 1.2%, 1.3%, and 1.1% of total revenue in 2003, 2004 and 2005, respectively. Accordingly, the Company views this as an immaterial reclassification between income statement line items that better reflects the classification of this expense on a prospective basis and does not view this as a correction of an error.
Note 8. Stock Incentive Plan, page F-22

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

14.	We note your response to comment 64 of our letter dated November 22, 2006. Your disclosure on page 37 of management’s discussion and analysis indicates that your board of directors determined the fair value of the common stock in both April and August 2006, based on a variety of factors, including consideration given to a contemporaneous valuation prepared by an independent appraiser, who was not a related party. Clarify in your disclosure what reliance you are attributing to your third-party valuations. If you are not relying upon the experts, delete your reference to independent appraisals or identify the independent appraisal firm. If you choose to refer to and identify the independent appraisal firm, you should also include the expert’s consent as the reference is included in a registration statement under the Securities Act. We believe reference to such expert in a registration statement requires a consent pursuant to Rule 436(b) under the Securities Act.

The Company advises the Staff that its board of directors considered several factors in arriving at fair value of the common stock in both April and August of 2006, including the following:
•	contemporaneous valuation prepared by an independent appraiser;

•	value of recent private equity placements done by the Company;

•	preferences retained by preferred shareholders of the Company for any distribution of proceeds from an M&A event;

•	market data received from investment banks regarding private company M&A transactions;

•	market data received from investment banks regarding valuations of comparable public companies;

•	the Company’s financial results;

•	execution by the Company against its financial operating plan;

•	achievement of new customer penetration; and

•	product development milestones.
The Company further advises the Staff that the engagement letter for the independent valuation work, specifically for the August 2006 valuation, states that “[t]he Company acknowledges and agrees that the [valuation] Report and the conclusions reached therein are one of a number of factors and analyses which the Company will utilize in arriving at its conclusions and determinations.”

The Company does not plan to specifically identify the independent appraiser in its Registration Statement; however, because the independent appraiser’s report was one of several factors used by the board in the determination of fair value of the Company’s common stock, the Company believes that disclosing the existence of the report is appropriate.

Additionally, the Company advises the Staff that it has revised its disclosure in management’s discussion and analysis on page 38 of Amendment No. 3 and in the notes to the financial statements on page F-22 of Amendment No. 3 to discuss the

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

additional factors used by the board in arriving at the fair value of the common stock in recent transactions.

15.	Where you are not relying on contemporaneous valuations performed by unrelated valuation specialists, revise to provide the disclosure addressed in paragraph 182 of the Practice Aid within management’s discussion and analysis for each such valuation. You should specifically address the reasons and basis for each of the valuation differences. We note the $5.15 value in April 2006, the $3.24 value in May and June 2006, the $4.70 value in July 2006 and the expected offering price in excess of $10.5684.

The Company advises the Staff that as disclosed in management’s discussion and analysis on page 38 of Amendment No. 3, the contemporaneous valuations received by independent appraisers in March and August of 2006 were one of a number of factors used in determining the fair value of a share of common stock as noted in the response to comment 14, above. However, since the Company does not intend to reference such experts and provide consents pursuant to Rule 436(b) of the Securities Act, the reference to such experts has been removed with respect to the valuation done in April 2006 and replaced with a more comprehensive discussion of the factors used in arriving at the fair value of the common stock as well as the reasons and basis for each of the valuation differences.

16.	Further, the disclosures on page F-13 indicate that you utilized a “market approach” to determine the fair value of each underlying stock grant while your disclosure in response to comment 64 of our letter dated November 22, 2006 indicates that you utilized a “specified value” approach when valuing the stock options issued during the October 2005 to April 2006 timeframe. Tell us why you indicate two different valuation methods for the same grants and the basis for selecting those methods. Explain the differences between the “market approach” and the “specified value” approach and specifically address the how the factors, assumptions and methodologies vary between the two methods.

The Company has revised its disclosure on pages 38 and F-22 of Amendment No. 3 to include the disclosures recommended in the Practice Aid.

17.	We note your response to comment 66 of our letter dated November 22, 2006. Your additional disclosure should also address the disclosure requirements of paragraph 179.b of the Practice Aid. Further, management’s discussion and analysis should address the disclosure requirements identified within paragraph 180 of the Practice Aid once the estimated offering price has been determined.

Barbara C. Jacobs
Securities and Exchange Commission
January 19, 2007

The Company has revised its disclosure on page 38 of Amendment No. 3 to include the word “contemporaneous” when referring to the determination of value by management of the valuation of $5.15 per share.
**********************************************
     We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 703-760-7700.
Sincerely,
/s/ Jacob D. Bernstein
Jacob D. Bernstein, Esq.
cc:	E. Wayne Jackson, III Joseph M. Boyle, Esq. Thomas J. Knox, Esq. Jeffrey S. Marcus, Esq.